Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	BiondVax Pharmaceuticals Ltd.

Registration Statement on Form F-1/A (Registration No. 333-230484)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, BiondVax Pharmaceuticals Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1/A (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 9:00 a.m., New York City Time on Monday June 10, 2019, or as soon thereafter as practicable.

The Company hereby acknowledges the following:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BIONDVAX PHARMACEUTICALS LTD.

By:	/s/ Ron Babecoff
Name:	Ron Babecoff
Title:	Chief Executive Officer and Director